NORTHERN TRUST CORPORATION

EXHIBIT 99.1

Northern Trust:
Client Centric and Highly Focused

Merrill Lynch 2007 Banking & Financial Services Investor Conference

November 14, 2007
New York City

William A. Osborn
Chairman & Chief Executive Officer

Northern Trust
northerntrust.com

Forward Looking Statement

This presentation may include forward-looking statements such as statements that relate to Northern Trust's financial goals, dividend policy, expansion and business development plans, anticipated expense levels and projected profit improvements, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, re-engineering and outsourcing activities, new business results and outlook, changes in securities market prices, credit quality including reserve levels, planned capital expenditures and technology spending, anticipated tax benefits and expenses, and the effects of any extraordinary events and various other matters (including developments in litigation and regulation involving Northern Trust and changes in accounting policies, standards and interpretations) on Northern Trust's business and results. These statements speak of Northern Trust's plans, goals, strategies, beliefs, and expectations, and refer to estimates or use similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Our 2006 financial annual report and periodic reports to the SEC contain information about specific factors that could cause actual results to differ, and you are urged to read them. Northern Trust disclaims any continuing accuracy of the information provided in this presentation after today.

Northern Trust

Today's Agenda

NORTHERN TRUST

- ❑ Personal Financial Services
- ❑ Corporate & Institutional Services
- ❑ Northern Trust Global Investments

SUCCESS ACHIEVED THROUGH:

- ✓ Operating in Attractive Demographic Markets
- ✓ Focused and Conservative Strategies
- ✓ Client Centricity
- ✓ Excellence in Execution
- ✓ Consistent Leadership and Philosophy

Northern Trust

Highly Focused on Select Target Market Segments


Northern Trust Clients
Institutional Clients
Personal Clients
Two Client Channels
Pension Funds
Large Corporations
Investment Management Firms
Foundations / Endowments / Healthcare
Insurance Companies
Government Agencies
Taft-Hartley
Individuals
Families
Asset Servicing
Asset Management
Banking
Highly Focused Business
Integrated Operations & Technology Platform
One Operating Platform

Northern Trust

Highly Focused on Select Target Market Segments

Some of the businesses we are not in:

- Sub-Prime Mortgage Underwriting
- Credit Cards
- Asset Backed Commercial Paper Conduits
- Private Equity Bridge Financing
- Investment Banking

Northern Trust Clients

Institutional Clients

- Pension Funds
- Large Corporations
- Investment Management Firms
- Foundations / Endowments / Healthcare
- Insurance Companies
- Government Agencies
- Taft-Hartley

Personal Clients

- Individuals
- Families

→ **Two Client Channels**

Asset Servicing | **Asset Management** | **Banking**

→ **Highly Focused Business**

Integrated Operations & Technology Platform

→ **One Operating Platform**

Northern Trust

Prudent and Conservative Management of Earning Assets

Securities Portfolio – High Quality and Short Duration

- 96% of Northern Trust's total securities portfolio was composed of AAA rated securities as of September 30, 2007.
- 75% of Earning Assets reprice or mature within one year.
  - Top 20 Bank average equals 50%.*
- 77% of Interest-Bearing Deposit liabilities reprice or mature within one year.
  - Top 20 Bank average equals 48%.*

Loan Portfolio – High Quality

- Nonperforming assets represent only 0.12% of total outstanding loans as of September 30, 2007.
  - Top 20 Bank average equals 0.68%.*
- Nonperforming loans are covered 6.1x by credit loss reserves as of September 30, 2007.
  - Top 20 Bank average equals 2.0x.*

*As of June 30, 2007; Sources: FR Y-9C reports & SNL Financial.

Personal Financial Services

Comprehensive, customized and innovative financial solutions for successful individuals, families, and their businesses.

Northern Trust

Operating in Attractive Demographic Markets

Favorable Growth Projections in the Affluent Market


Projected Annual Growth Rate
2006 – 2011
16%
14%
12%
10%
8%
6%
4%
2%
0%
1.4%
8.5%
10.4%
15.0%
U.S. Households
$1-$10 Million Households
$10-$75 Million Households
$75+ Million Households

Source: U.S. Census Bureau, Claritas, Survey of Consumer Finances, Company Research.

Northern Trust

Clients are at the Center of Everything We Do

An holistic approach to supporting our clients' financial goals and aspirations


CLIENT
CREATING A LEGACY
PHILANTHROPIC SERVICES
BUILDING & MANAGING WEALTH
BANKING & INVESTMENTS
PROTECTING & TRANSFERRING WEALTH
TRUST & ESTATE SERVICES
FINANCIAL PLANNING

Northern Trust

Comprehensive Array of Solutions for Clients

Private Banking

- Personal Credit Lines and Swing Loans
- Real Estate Development Loans
- Margin Loans
- Stock Option Lending
- Home Mortgages
- Equity Credit Lines

Trust Services

- Fiduciary Administration and Oversight
- Family Business Services
- Philanthropic Services
- Estate Settlement Services
- Real Estate and Farm Management
- Asset Custody
- Minerals Management

Asset Management

- Structured Investment Services
- Asset Allocation
- Equity Investing
- Fixed Income Investing
- Short-Term Asset Management
- Indexing
- Alternative Investments
- Single Stock Strategies

Financial Planning

- Retirement Planning
- Estate Planning
- Tax Planning
- Asset Allocation
- Stock Option Planning


CLIENT
CREATING A LEGACY
PHILANTHROPIC SERVICES
BUILDING & MANAGING WEALTH
BANKING & INVESTMENTS
PROTECTING & TRANSFERRING WEALTH
TRUST & ESTATE SERVICES
FINANCIAL PLANNING

Online Access

- Access to Your Banking, Trust, Investment Management, Mutual Funds and Brokerage Information, via Northern Trust Private Passport ® and Wealth Passport ®

Wealth Management Group

- Family Office Support
- Multi-generational Wealth Management
- Global Asset Servicing for Multi-Manager Investment Programs
- Data Aggregation and Customized Reporting
- Tax Lot and Partnership Accounting
- Investment Consulting and Performance Measurement

Retirement Services

- Qualified Plan Services
- Defined Benefit Plans
- Defined Contribution Plans
- Recordkeeping
- Investment Management
- Benefit Payment Services

Corporate Banking

- Working Capital and General Corporate Loans
- Secured and Cash Flow Lending
- Acquisition Financing
- Industrial Development Bonds
- Equipment Finance and Leasing

Brokerage

- Full-Service Brokerage
- Money Market Instruments
- Safekeeping

Extensive Reach in High Growth Target Market

85 Offices in 18 States

Over 50% of millionaire market resides within a 45-minute drive of Northern Trust offices.


Washington (1)
Minnesota (1)
Michigan (3)
Wisconsin (1)
Massachusetts (1)
Connecticut (1)
New York (1)
Delaware (1)
Nevada (1)
Illinois (19)
Ohio (1)
California (11)
Colorado (1)
Missouri (1)
Arizona (8)
Georgia (1)
Texas (7)
Florida (25)

Source: Claritas

Northern Trust

Fully Integrated National Marketing Strategy

TV and Print Advertising


YOUR LEGACY
Northern Trust



Relationships with Centers of Influence


Northern Trust
WEALTH ADVISOR INSIGHTS
Bimonthly information and intelligence for our professional partners
EXPERIENCE THE RIGHT PARTNERSHIP℠
AUGUST 2007
ALTERNATIVES EVOLVE INTO MAINSTREAM INVESTMENTS
Individual investors are bullish on hedge funds, private equity funds.


Loving Wine
FEATURING ALPANA SINGH
HOST OF WTTW11'S CHECK, PLEASE!
AND AUTHOR OF ALPANA POURS
Northern Trust

Events and Strategic Philanthropy


A Northern Trust Financial Forum
Delaware Trust Capabilities
featuring
Daniel F. Lindley
Northern Trust

Educational Events and Seminars


FINANCIAL AND LIFESTYLE PERSPECTIVE FROM NORTHERN TRUST
Fall 2007
WEALTH
Estate Planning for Unmarried Couples
The New Look of Nonprofit Funding
Family Ties
Working through conflict is critical for family business success
Northern Trust

Client Communications

Northern Trust

Spotlight: Our Focus on the Affluent Market is Unmatched

Private Client Revenues

(As a Percentage of Total Company Revenues, 2006)


45%
35%
28%
17%
13%
11%
11%
11%
8%
5%
5%
Northern Trust
Merrill Lynch
Wilmington Trust
Charles Schwab
Mellon
Goldman Sachs
Citigroup
Bank of America
Bank of New York
JP Morgan Chase
Wachovia

Source: Company reports

Northern Trust

Spotlight: Strong Growth in PFS Trust & Investment Fees

Year-over-Year Percentage Increase


Largest Y-o-Y % Increase Since 3Q 2000
18%
13%
8%
3%
-2%
0.3%
-1.4%
-1.5%
8.5%
9.0%
10.1%
13.7%
16.3%
16.8%
2001
2002
2003
2004
2005
2006
1Q07
2Q07
3Q07

Northern Trust

Corporate & Institutional Services

Global leader in helping manage the sophisticated financial needs of corporations, public entities, foundations, endowments, insurance companies and investment managers worldwide.

Northern Trust

Operating in Attractive, Worldwide Markets


Europe
$40 Trillion
United States
$50 Trillion
$28 Trillion
Japan, China & India
$22 Trillion
Latin America, Mid-East & Other Asia

Total World Capital Market: $140 Trillion (1)

Total Assets Under Custody Worldwide: $72 Trillion (2)

(1) McKinsey & Company – Mapping the Global Capital Market, Third Annual Report, January 2007
(2) The Greensted Report, Issue 4, Spring 2007 – AUC of Top 10 custodians as of December 31, 2006

Northern Trust

Positioned to Serve Clients Around the World

Serving clients and capitalizing on global opportunities


Chicago (Corporate Headquarters)
Toronto
New York
Dublin
Guernsey
Jersey
London
Amsterdam
Luxembourg
Tokyo
Beijing
Hong Kong
Bangalore
Singapore
Melbourne

15 Locations Worldwide

Clients in 41 Countries

Trade Settlement in 90+ Markets

Northern Trust

Extensive Suite of Product Solutions for Institutional Clients

Asset Management

Asset Management
- Cash
- Active
- Passive
- Securities Lending
- Manager of Managers
- Foreign Exchange
- Transition Management
- Commission Management

Asset Servicing

Risk Management Services
- Attribution Analysis
- Value at Risk
- Cross-Border Pooling patent pending
- Compliance Monitoring
- Market Event Analytics
- Socially Responsible Investing

Information Services
- Accounting
- Reporting
- Valuation
- Rates of Return
- Multinational HQ Reporting
- Regulatory Reporting

Fund Services
- Fund Accounting
- Investment Operations Outsourcing
- Active Collateral Management
- Hedge Fund Administration
- Private Equity Administration
- Property Administration

Asset Servicing
- Safekeeping
- Settlement
- Income Collection
- Corporate Actions

Northern Trust

Significant Presence in Our Target Segments

Pension Plans

Of the Top	Northern Serves
100 U.S. Corporate Plans	40%
200 U.S. Funds	37%
200 U.K. Funds	27%

Public Funds / Taft-Hartley

Of the Top	Northern Serves
25 Taft-Hartley Funds	32%
100 U.S. Public Funds	35%
U.K. Local Authority	31%

Foundations, Endowments & Healthcare

Of the Top	Northern Serves
50 U.S. Foundations	30%
50 U.S. Endowments	28%
50 U.S. Healthcare Funds	32%

Fund Administration

- Serves 28% of the Top 200 Asset Managers in the world
- Is the #1 Provider of Offshore Private Equity Fund Administration service in Europe
- Serves as Fund Administrator for more funds in Ireland and Guernsey than any other provider

Source: Pensions and Investments 22 January 2007 (US Pensions), 25 December 2006 (Foundations & Endowments), 29 May 2006 (Asset Managers); Pension Funds and Their Advisors, 2006 (UK Funds); Money Market Directory, 2006 (Healthcare Funds); Lipper Fitzrovia Dublin Fund Encyclopaedia, Administrators, 2006/2007; Lipper Fitzrovia Guernsey Fund Encyclopaedia, Administrators, 2006/2007.

Northern Trust

Excellence in Execution

- **Best Investor Services House**

  Euromoney Magazine "Awards of Excellence" (July 2007)

- **Fund Administrator of the Year**

  Global Investor Awards for Investment Excellence (June 2007)

- **Best Global Custodian – North American Institutional Fund Managers**

  Global Investor Global Custody Survey (May 2007)

- **Best Sole Custodian – North America**

  Global Investor Global Custody Survey (May 2007)

- **Best Global Custodian – Asia**

  Global Investor Global Custody Survey (May 2007)

- **European Pension Fund Custodian of the Year**

  International Custody and Fund Administration
  4th Consecutive Year (February 2007)

- **Client Relationship Manager of the Year**

  International Custody and Fund Administration
  (February 2007)

- **Best Operations Innovation – Multinational Pooling**

  Operations Management (October 2006)

Spotlight: Outstanding International Growth

Global Custody Assets

$ Billions

12/31/96 to 9/30/07	% Change	CAGR
Global Custody Assets	**+1,766%**	**+31%**
S&P 500	+106%	+7%
EAFE	+94%	+6%


$2,400
$2,000
$1,600
$1,200
$800
$400
$0
$108
$149
$200
$312
$385
$452
$471
$727
$965
$1,240
$1,691
$2,015
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
3Q07

	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	3Q07
% of C&IS Total AUC	**15%**	**15%**	**18%**	**23%**	**26%**	**30%**	**35%**	**38%**	**41%**	**46%**	**52%**	**53%**

Northern Trust

Spotlight: Growing International Contribution to Net Income

% of Northern Trust Corporation Net Income resulting from International Activities


36%
30%
24%
18%
12%
6%
0%
7%
9%
16%
16%
16%
23%
21%
19%
22%
24%
21%
24%
27%
29%
35%
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Northern Trust

Northern Trust Global Investments

Global, multi-asset class investment manager providing private and institutional clients with comprehensive, value-added investment solutions.

Northern Trust

The Asset Management Industry: An Attractive Business

“Extraordinarily prosperous [and] highly profitable…”

“An industry where profit margins have remained incredibly attractive…”

“Operations and technology have taken on a new strategic imperative, in particular around innovation, customer service, and efficiency.”

Source: McKinsey & Company, *“The Asset Management Industry: Shifting Sands of Growth and Profitability.”* August 2007.

Diversified, World Class Investment Manager

$761.4 Billion

Assets Under Management as of September 30, 2007

A Diversified Asset Manager

Across Asset Classes


Short Duration $385 Billion (51%)
Equities $277 Billion 36%
Other $10 Billion (1%)
Fixed Income $89 Billion (12%)

Across Client Segments


Personal $147 Billion
Institutional $614 Billion

Across Styles


Active $459 Billion (60%)
Quantitative $264 Billion (35%)
Manager of Managers $38 Billion (5%)

Northern Trust

A Continuum of Investment Solutions for Clients

PRODUCT BREADTH

Active Investment Management

- Growth & Value Equity
- Short & Long Duration Fixed Income

Quantitative Management

- Index & Enhanced Capabilities

Manager of Managers

- Investment Program Solutions
- Emerging & Minority Programs
- Alternative Investments

Multi-Advisor Funds
Hedge Funds
Private Equity
Canadian & UK Programs
Int'l/US Equity Manager of Managers
Minority and Emerging Managers
Investment Program Solutions
International Equities
EAFE Index
130/30 Long-Short Strategies
Technology
Small Cap Growth
Mid Cap Growth
Large Cap Growth
Large Cap Value
Exchange Fund
Socially Responsible
Tax Advantaged
Enhanced Index Funds
Fixed Income and Equity Index Funds
International Fixed Income
High Yield
Core Fixed Income
Municipals
Government
Short/Intermediate Duration Fixed Income
Stable Value
Cash Management

Methods of Delivery

Separate Accounts
Collective Funds
Common Funds
Mutual Funds

Investment Options

Northern Trust

Excellence in Execution

- **Winner: 27 'Best in Class' Rankings for Transition Management**
  PLANSPONSOR Magazine Survey (May 2007)
- **Winner: Manager of Managers Award**
  2007 FT Business Pension & Investment Provider Awards (May 2007)
- **5th Largest U.S. Institutional Tax-Exempt Asset Manager**
  Pensions & Investments (May 2007)
- **Winner: Multi-Manager of the Year**
  Professional Pensions Magazine - UK Pension Awards (April 2007)
- **12th Largest Asset Manager Worldwide**
  Global Investor (December/January 2007)
- **Rated #1 Global Securities Lender in North America**
  International Securities Finance (September 2006)

Spotlight: Strong Growth in Assets Under Management

Assets Under Management

$ Billions

12/31/96 to 9/30/07	CAGR
Northern Trust	**18%**
S&P 500	7%


$800
$600
$400
$200
$0
$130
$197
$233
$292
$326
$320
$303
$479
$572
$618
$697
$761
Acquired $75 BN Index Assets
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
3Q07

Northern Trust

Consistent Leadership and Management Philosophy

	Northern Trust	Industry
Bill Osborn - Chairman & CEO	37 Years	37 Years
Rick Waddell - President & COO	32 Years	32 Years
Sherry Barrat - President – PFS	17 Years	37 Years
Steve Fradkin - EVP & Chief Financial Officer	22 Years	22 Years
Tim Moen - EVP – Human Resources & Admin.	6 Years	32 Years
Bill Morrison - President – PFS	11 Years	34 Years
Steve Potter - EVP – International	25 Years	25 Years
Joyce St. Clair - EVP – Corp. Risk Management	15 Years	26 Years
Jana Schreuder - President – WWOT	27 Years	27 Years
Tim Theriault - President – C&IS	25 Years	27 Years
Kelly Welsh - EVP & General Counsel	7 Years	29 Years

Northern Trust

Outstanding Financial Performance in 2007

	Year-to-Date 9/30/07	% Growth 2006 to 2007
Trust, Inv. & Other Servicing Fees	**$1,530 Million**	**+15%**
Other Non-Interest Income	**$421 Million**	**+16%**
Net Interest Income	**$647 Million**	**+10%**
Total Revenues	**$2,599 Million**	**+14%**
Non-Interest Expenses	**$1,648 Million**	**+14%**
Net Income	**$602 Million**	**+22%**
Earnings Per Share	**$2.69**	**+21%**
Assets Under Custody	**$4.1 Trillion**	**+24%**
Global Custody Assets	**$2.0 Trillion**	**+31%**
Assets Under Management	**$761 Billion**	**+14%**

Northern Trust

Today's Agenda

NORTHERN TRUST

- Personal Financial Services
- Corporate & Institutional Services
- Northern Trust Global Investments

SUCCESS ACHIEVED THROUGH:

- ✓ Operating in Attractive Demographic Markets
- ✓ Focused and Conservative Strategies
- ✓ Client Centricity
- ✓ Excellence in Execution
- ✓ Consistent Leadership and Philosophy

Northern Trust

NORTHERN TRUST CORPORATION

Northern Trust:
Client Centric and Highly Focused

Merrill Lynch 2007 Banking & Financial Services Investor Conference

November 14, 2007
New York City

William A. Osborn
Chairman & Chief Executive Officer

Northern Trust